Exhibit 99.12

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Acreage Holdings, Inc. (the “Issuer”).

Trading Symbol: ACRG.U

Number of Outstanding Listed Securities: 41,248,419 Subordinate Voting Shares

Date: March 6, 2019

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

Acreage Holdings, Inc. (“Acreage” or the “Issuer”) is headquartered in New York City, New York, with a registered office at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia, and is the largest vertically integrated, multi- state owner of cannabis licenses and assets in the U.S. with respect to number of states with operating licenses. With operating licenses in 19 states, serving a population of more than 172 million Americans, and an estimated 2022 total addressable market of approximately $14 billion in legal cannabis sales according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience.

FORM 7 – MONTHLY PROGRESS REPORT

January 2015

2.	Provide a general overview and discussion of the activities of management.

•	On February 1, 2019, Acreage announced that it received approval for Depository Trade Clearance (“DTC”) settlement services. DTC provides efficient electronic clearance of trades and is used by virtually every institutional and retail brokerage in the United States.

•	On February 8, 2019, Acreage announced that its subordinate voting shares have been listed on the open market of the Frankfurt Stock Exchange under the symbol "0VZ".

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

On February 28, 2019, Acreage opened a medical marijuana branch of it’s The Botanist-branded dispensary in Queens, New York.

Also on February 28, 2019, Greenleaf Apothecaries, LLC (“Greenleaf”) and Acreage opened a medical marijuana branch of Acreage’s branded dispensary, “The Botanist”, in Wickliffe, Ohio. Acreage maintains a Management Services Agreement with Greenleaf that delivers Acreage's operational expertise, product development capabilities, and “The Botanist” retail dispensary brand.

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

FORM 7 – MONTHLY PROGRESS REPORT

January 2015

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

•	Except as noted above, N/A.

8.	Describe the acquisition of new customers or loss of customers.

N/A

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

The Issuer hired approximately 37 employees in February.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	268,548	Details of issuance are described in the Issuer’s Form 9 filed on February 20, 2019	N/A
Subordinate Voting Shares	211,131	Details of issuance are described in the Issuer’s Form 9 filed on February 20, 2019	N/A
Subordinate Voting Shares (2)	95,577	February 7, 2019	N/A

FORM 7 – MONTHLY PROGRESS REPORT

January 2015

(1)	State aggregate proceeds and intended allocation of proceeds.

(2)	In February 2019, the Issuer issued 95,577 Subordinate Voting Shares to holders of Acreage Holdings WC, Inc. Class B Non-Voting Common Shares who submitted redemption requests to the Issuer. The redemption process is disclosed in the Issuer’s listing statement filed on November 14, 2018.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

N/A.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Trends and risks which may impact the Issuer are detailed in Section 17 – Risk Factors - in the Issuer’s Listing Statement dated November 14, 2018.

FORM 7 – MONTHLY PROGRESS REPORT

January 2015

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated March 6, 2019.

Glen S. Leibowitz
Name of Director or Senior Officer

/s/ Glen S. Leibowitz
Signature

Issuer Details Name of Issuer Acreage Holdings, Inc.	For Month End February 2019	Date of Report YY/MM/D 19/03/6

Issuer Address 366 Madison Avenue, 11th Floor

City/Province/Postal Code New York, New York 10017	Issuer Fax No. (212) 428-6770	Issuer Telephone No. (646) 600-9181

Contact Name Glen Leibowitz	Contact Position CFO	Contact Telephone No. (646) 600-9181

Contact Email Address g.leibowitz@acreageholdings.com	Web Site Address https://www.acreageholdings.com/about/

FORM 7 – MONTHLY PROGRESS REPORT

January 2015